Exhibit 12

SOUTHERN CALIFORNIA EDISON COMPANY
RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

Earnings:	2008	2009	2010	2011	2012

Income from continuing operations
before tax and noncontrolling interest	$1,246	$1,620	$1,532	$1,745	$1,874
Less: Income from equity investees	—	—	—	—	—
Income from continuing operations before income
from equity investees, tax and noncontrolling interest	1,246	1,620	1,532	1,745	1,874
Add:
Fixed charges (see below)	445	462	492	523	564
Amortization of capitalized interest	2	2	2	4	2
Distributed income of equity investees	—	—	—	—	—
Loss of equity investees for which charges arising from
guarantees are included in fixed charges			—	—	—
Subtract:
Interest capitalized	(3)	(4)	(7)	(4)	(8)
Noncontrolling interest of subsidiaries that have not incurred
fixed charges - pre-tax basis	(170)	(94)	—	—	—

Earnings as adjusted	$1,520	$1,986	$2,019	$2,268	$2,432

Fixed Charges (1):
Interest expenses - net of capitalized interest and AFUDC	$407	$420	$429	$463	$499
Add: AFUDC	27	32	43	42	40
Interest expenses - net of capitalized interest	434	452	472	505	539
Interest capitalized (2)	3	4	7	4	8
Interest portion of rental expense (3)	8	6	13	14	17

Total fixed charges	$445	$462	$492	$523	$564

Ratio	3.42	4.30	4.10	4.34	4.31

(1)	Interest expenses associated with income taxes are reflected as a component of income tax expense and are excluded from the determination of fixed charges.

(2)	Includes fixed charges associated with Nuclear Fuel and capitalized interest of fifty-percent owned partnership.

(3)
Rentals include the interest factor relating to certain significant rentals plus one-third of all remaining annual rentals, except for amounts allocated to power purchase contracts that are classified as operating leases.